BY COURIER

Kamps AG

04 APR -5 AM 7:21

Kamps AG • Prinzenallee 11 • 40549 Düsseldorf

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Attn. Ms. Felicia Kung
450 Fifth Street, N. W.
Room 3099 (3-7)

Washington, D.C. 20549
USA

04024100

April 02nd , 2004

SUPPL

Rule 12g3-2(b) - File No. 82-4793

Dear Ms. Kung:

The enclosed Press Release is being furnished to the Securities and Exchange Commission on behalf of Kamps AG pursuant to the exemption from the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be „filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

In case of further questions do not hesitate to contact me under the following phone number: +49-211-53 06 34 60.

Kind regards,

D. Dittmar

Dunja Dittmar
Kamps AG

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Enclosure

dlw 4/6

Kamps AG
Prinzenallee 11
40549 Düsseldorf
Postfach 290342
40530 Düsseldorf
Telefon (0211) 530634-0
Telefax (0211) 530634-34
E-Mail info@kamps.de
Internet www.kamps.de

Kamps AG

Press Release

Squeeze-out resolution of Kamps AG entered in the commercial register

Düsseldorf, April 2, 2004 Kamps AG announces that a ruling of the district court of Düsseldorf of March 4, 2004 has become final and that, as a result, the squeeze-out was entered in the commercial register today. Thus all shares of Kamps AG which were not in the hands of Finba Bakery Europe AG, which is indirectly controlled by Barilla, have been transferred to Finba Bakery Europe AG. The annual general meeting of Kamps AG had passed a resolution on July 25, 2003 that the shares of the minority shareholders were to be transferred to the majority shareholder for a cash compensation of € 12.14 per share.

Deutsche Bank AG, Frankfurt, has been commissioned to handle the transfer of the shares and pay out the cash compensation. Retired shareholders whose shares are held on securities deposit with a bank do not have to make any special arrangements for receiving their cash compensation.

Contact:
Kamps AG
Investor Relations
Tel. + 49/211/530634-230
Fax. + 49/211/530634-67